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                             May 6, 2020

       Fraser Atkinson
       Chief Executive Officer
       GreenPower Motor Company Inc.
       #240 - 209 Carrall Street
       Vancouver, British Columbia V6B 2J2, Canada

                                                        Re: GreenPower Motor
Company, Inc.
                                                            Amendment No. 2 to
Registration Statement on Form F-1
                                                            Filed April 27,
2020
                                                            File No. 333-236252

       Dear Mr. Atkinson:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amended Form F-1 Filed April 27, 2020

       General

   1. Please update your management and director compensation disclosure that begins on page
                                                        50 to provide
information for the last full financial year. Refer to Item 6.B of Form 20-F.
                                                        In addition, please
update your stated accumulated deficit on page 4, and disclosure regarding your
employees on page 25.
 Fraser Atkinson
GreenPower Motor Company Inc.
May 6, 2020
Page 2

       You may contact Aamira Chaudhry at 202-551-3389 or Jean Yu at 202-551-3305 if you
have questions regarding comments on the financial statements and related matters. Please contact John Dana Brown at 202-551-3859 or Laura Nicholson at 202-551-3584 with any other questions.



FirstName LastNameFraser Atkinson                       Sincerely,
Comapany NameGreenPower Motor Company Inc.
                                                        Division of Corporation
Finance
May 6, 2020 Page 2                                      Office of Manufacturing
FirstName LastName